Exhibit 19.1

POLICY PROHIBITING INSIDER TRADING

AND UNAUTHORIZED DISCLOSURE OF

INFORMATION TO OTHERS

INTERLINK ELECTRONICS, INC.

INTRODUCTION

Federal and state securities laws prohibit any person who is aware of material nonpublic information about a company from trading in securities of that company. These laws also prohibit a person from disclosing material nonpublic information to other persons who may trade on the basis of that information.

The Board of Directors of Interlink Electronics, Inc. (the “Company”) has adopted this policy to promote compliance with these laws and to protect our Company from the serious liabilities and penalties that can result from violations of these laws.

It is your responsibility to comply with the securities laws and this policy. If you have questions about this policy, please contact our Compliance Officer. Information on how to contact the Compliance Officer is set forth under the heading “Company Assistance.”

PERSONS SUBJECT TO THIS POLICY

If you are an employee, officer, or director of the Company or any of its subsidiaries, then this policy applies to you.

It also applies to your family members who reside with you, anyone else who lives with you and any other person or entity whose transactions in Company securities are directed by you or are subject to your influence or control.

You are responsible for making sure that these other persons and entities comply with this policy.

In addition to this policy, our directors, executive officers and certain other designated persons who have access to material nonpublic information about us are subject to a supplemental policy that imposes additional restrictions on their trading in Company securities.

CORE TRADING AND DISCLOSURE RESTRICTIONS

The following trading and disclosure restrictions apply to all of our employees, officers and directors:

•	If you have material nonpublic information regarding us, you must not trade or advise anyone else to trade in our securities until such information has been publicly disclosed.
•

If you have material nonpublic information regarding any other company that you obtained from your employment or relationship with us, you must not trade or advise anyone else to trade in the securities of that other company until such information has been publicly disclosed.

•	Do not share material nonpublic information with people in our company whose jobs do not require them to have the information.
•

Do not disclose any nonpublic information, material or otherwise, concerning the Company to anyone outside the Company unless required as part of your duties and the person receiving the information has a reason to know the information for Company business purposes.

TRANSACTIONS COVERED BY THIS POLICY

This policy applies to any purchase or sale of Company securities, including our common stock, options to purchase our common stock, any other type of securities that we may issue, such as preferred stock, convertible debentures and warrants, as well as exchange-traded options, other derivative securities, and puts, calls and short sales involving Company securities.

Notwithstanding this general rule, certain transactions under Company benefit plans are not prohibited by this policy. These transactions are discussed in this policy under the heading “Exceptions to this policy for certain transactions under Company benefit plans.”

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material information. Information about our company is “material” if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold our securities, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about us. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of our securities. Both positive and negative information may be material. Information that could be material about our company includes:

•	earnings estimates (including changes of previously announced estimates);
•	a significant change in our operations, projections or strategic plans;
•	a potential merger or acquisition;
•	a potential sale of significant assets or subsidiaries;
•	the gain or loss of a major supplier or customer;
•	a new product or discovery;
•	a significant pricing change in our products or services;
•	a declaration of a stock split, a public or private securities offering by us or a change in our dividend policies or amounts;
•	a change in senior management; and
•	an actual or threatened major lawsuit.

Nonpublic information. Nonpublic information is information that is not generally available to the investing public. If you are aware of material nonpublic information, you may not trade until the information has been widely disclosed to the public (for example, through a press release or an SEC filing) and the market has had sufficient time to absorb the information. For purposes of this policy, information will generally be considered public after the second full trading day following the Company’s public release of the information. For example, if we issued a press release on after the market opens on a Tuesday, the first day that trading could occur would be on Friday.

If you are not sure whether information is material or nonpublic, consult with the Compliance Officer for guidance before engaging in any transaction in Company securities.

UNAUTHORIZED DISCLOSURE OF INFORMATION

You are prohibited from disclosing to anyone inside or outside the Company any nonpublic information obtained at or through the Company, except when such disclosure is part of your regular duties and is needed to enable the Company to carry out its business properly and effectively.

We are subject to laws that govern the timing of our disclosures of material information to the public and others. Our company’s policy is that only certain designated employees may discuss the Company with the news media, securities analysts and investors. All inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to Steven Bronson, the Company’s Chief Executive Officer. Accordingly, when an inquiry is made by an outsider, the following response will generally be appropriate:

“As to these types of matters, the Company’s spokesperson is its Chief Executive Officer, Steven Bronson. If there is any comment, he would be the one to contact.”

The following procedures are appropriate in protecting the confidentiality of Company information: (i) avoid discussions of confidential matters in places where they might be overheard or otherwise disseminated; (ii) mark sensitive documents “confidential” and use sealed envelopes marked “confidential”; (iii) secure confidential documents and restrict the copying of sensitive documents; (iv) provide instructions to receptionists regarding outside inquiries; (v) use code names for sensitive projects; (vi) use passwords to restrict computer access; and (vii) do not use any Internet message boards or similar medium available to the public to post any unauthorized messages regarding the Company or our business, financial condition, employees, clients or other matters related to us.

CONSEQUENCES OF VIOLATING SECURITIES LAWS OR THIS POLICY

The consequences of violating the securities laws or this policy can be severe. They include the following:

Civil and criminal penalties. If you violate the insider trading or tipping laws, you may be required to:

•	pay civil penalties up to three times the profit made or loss avoided
•	pay a criminal penalty of up to $5 million
•	serve a jail term of up to 20 years.

In addition, the Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

Company Discipline. If you violate this policy or insider trading or tipping laws, you may be subject to disciplinary action by the Company, up to and including termination for cause. A violation of our Company policy is not necessarily the same as a violation of law and we may determine that specific conduct violates its policy, whether or not the conduct also violates the law. We are not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Reporting Of Violations. Any employee, officer or director who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Compliance Officer.

EXCEPTIONS TO THIS POLICY FOR CERTAIN TRANSACTIONS UNDER COMPANY BENEFIT PLANS

Certain transactions in Company securities under Company benefit plans are not prohibited by this policy. These are:

Stock Option Exercises. This policy does not apply to your exercise of an employee stock option. It also does not apply to your election to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This policy does apply, however, to sales of shares received upon exercise of an option.

401(k) Plan. This policy does not apply to purchases of Company stock in our 401(k) plan resulting from your periodic contribution of money to the plan through a payroll deduction election. This policy does apply, however, to certain elections you may make under our 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

EXCEPTIONS TO THIS POLICY FOR TRANSACTIONS UNDER SEC RULE 10B5-1 TRADING PLANS

Transactions in Company securities made pursuant to a pre-cleared trading plan implemented under SEC Rule 10b5-1 are not prohibited by this policy. If you desire to implement a trading plan, you must first pre-clear the plan with the Compliance Officer, who must consult with the Company’s outside securities counsel prior to pre-clearing the plan. As required by Rule 10b5-1, you may enter into a trading plan only when you are not in possession of material nonpublic information. Transactions effected pursuant to a pre-cleared trading plan will not be prohibited by this policy if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts. If you are interested in establishing such a plan, you should first discuss the matter with the Compliance Officer, who will consult with the Company’s outside securities counsel to assist you in implementing a plan that complies with Company’s policies and applicable law.

COMPANY ASSISTANCE

If you have a question about this policy or whether it applies to a particular transaction, contact our Compliance Officer for additional guidance. The Compliance Officer will be designated from time to time by our Chief Executive Officer and communicated to you. The Compliance Officer will regularly consult with the Company’s outside securities counsel with respect to transactions and other matters covered by this policy.

ACKNOWLEDGEMENT OF RECEIPT

OF INSIDER TRADING POLICY

I have received and read the Interlink Electronics, Inc. Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others (“Insider Trading Policy”). I understand the standards and policies contained in the Insider Trading Policy and agree to comply with its terms and conditions.

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Signature

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SUPPLEMENTAL POLICY

CONCERNING TRADING IN COMPANY

SECURITIES BY CERTAIN DESIGNATED PERSONS

INTERLINK ELECTRONICS, INC.

This policy supplements the Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others of Interlink Electronics, Inc. (the “Company”). This policy applies to certain designated persons. If you are subject to this policy, we will notify you and provide you with a copy of this policy. After you have read this policy, please sign the Certification that is attached to this policy and return it to the Compliance Officer at the address indicated on the Certification. You will also be asked to recertify your compliance with this policy annually.

PERSONS SUBJECT TO POLICY

This supplemental policy applies to

•	each director of the Company
•

each officer of the Company who has been designated by our board of directors as an “executive officer” for purposes of the reporting requirements and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and

•	any additional persons that the Company may from time to time designate as being subject to this policy because of their position with the Company and access to material nonpublic information.

We will notify you if you are subject to this supplemental policy. We refer to persons subject to this supplemental policy as “Designated Persons.”

If you are a Designated Person, then this policy also applies to your family members who reside with you, anyone else who lives with you and any other person or entity whose transactions in Company securities are directed by you or are subject to your influence or control. You are responsible for making sure that these other persons and entities comply with this policy.

ADDITIONAL TRADING RESTRICTIONS

If you are a Designated Person, you are subject to all of the requirements of our Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others. In addition, you are subject to the following restrictions:

You may not trade in Company securities outside of a trading window. For purposes of this policy, a “trading window” will commence at the close of business on the second full trading day following the day of public disclosure of the Company’s financial results for a particular fiscal quarter or year and continue through the nineteenth day of the third month of the quarter in which the information was disclosed. For example, with respect to the release of financial results for the Company’s second fiscal quarter, the trading window would start at the close of business on the second full trading day following the day of public release of the Company’s second quarter financial results and end on September 19. For the Company’s fiscal year end release of financial results, the trading window would start at the close of business on the second trading day following the release of the Company’s fiscal year financial results and end on March 19. For purposes of clarity, in the event that the Company releases its financial results for a particular fiscal quarter or year prior to the opening of trading on the morning of a particular trading day, that day shall be deemed the first trading day for purposes of this policy. For example, if the Company releases its financial results for a particular fiscal quarter or year prior to the opening of trading on a Tuesday morning that is otherwise a normal trading day (i.e., not a federal holiday), the trading window would start at the close of business on the following trading day, Wednesday.

Even during a trading window, you may not trade during a blackout period. You may not trade in Company securities during any special blackout periods that the Compliance Officer may designate with the prior written approval of the Chief Executive Officer (or the Compensation Committee of the Board, if the Chief Executive Officer is unavailable). The Compliance Officer will advise you in writing of when a special blackout period commences and ends. You may not disclose to any outside third party that a special blackout period has been designated.

You may not trade during a trading window without prior approval. During a trading window, you may trade in Company securities only after obtaining the approval of the Compliance Officer. If you decide to engage in a transaction involving Company securities during a trading window, you must notify the Compliance Officer in writing of the amount and nature of the proposed trade(s) at least two business days prior to the proposed transaction, and certify in writing that you are not in possession of material nonpublic information concerning the Company. You must not engage in the transaction unless and until the Compliance Officer provides his approval in writing. Any determination by the Compliance Officer to disapprove a proposed trade will require the concurrence of the Chief Executive Officer (or the Compensation Committee of the Board, if the Chief Executive Officer is unavailable). The foregoing functions of the Compliance Officer will be undertaken by the Chief Executive Officer in the case of proposed trades by the Compliance Officer. Proposed trades by the Chief Executive Officer will require approval by any of (i) the Compliance Officer; or (ii) the Compensation Committee of the Board. The Compliance Officer (or the Chief Executive Officer or Compensation Committee of the Board, as applicable) may consult with the Company’s outside securities counsel prior to approving any transaction in the Company’s securities. The existence of these approval procedures does not in any way obligate the Compliance Officer to approve any transaction.

Except as permitted by SEC rules, you may not trade in Company equity securities during a pension plan blackout period. If you are an executive officer or director, you may not trade or transfer during any pension fund blackout period any equity security of the Company that you acquired in connection with your service as an officer or director, except to the extent such trade or transfer is permitted by SEC rules. A pension plan blackout period is generally any period of more than three consecutive business days under an individual account plan during which purchases or sales of Company equity securities are prohibited under the plan (whether by us or a fiduciary of the plan), excluding certain regularly scheduled blackouts and blackouts imposed solely in connection with certain corporate transactions such as mergers. Any profits made by you in violation of this proscription are recoverable by us. We will notify plan participants, directors, officers and the SEC in advance of any pension plan blackout period.

You may not trade in puts or calls or engage in short sales with respect to Company securities. Trading in “puts” and “calls” (publicly traded options to sell or buy stock) and engaging in short sales are often perceived as involving insider trading and they may focus your attention on the Company’s short-term performance rather than its long-term objectives. In addition, Section 16(c) of the Securities Exchange Act of 1934 prohibits officers and directors from engaging in short sales. Therefore, transactions in puts, calls and other derivative securities with respect to Company securities on an exchange or in any other organized market are prohibited by this policy, as are short sales of Company securities.

EXCEPTIONS TO THIS POLICY

The trading restrictions in this Supplemental Policy do not apply to those transactions under Company benefit plans that are not subject to the Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others. Those transactions are discussed in that policy under the heading “Exceptions to this policy for certain transactions under Company benefit plans.”

In addition, the trading restrictions in this Supplemental Policy do not apply to those transactions that are effected pursuant to a pre-cleared trading plan implemented under SEC Rule 10b5-1. Those transactions, and the requirements for entering into a trading plan, are discussed in the Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others under the heading “Exceptions to this policy for transactions under SEC Rule 10b5-1 trading plans.” Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction.

Specific exceptions to this policy may be made when the person requesting approval does not possess material non-public information, personal circumstances warrant the exception and the exception would not otherwise contravene the law or the purposes of this policy. Any request for an exception should be directed to the Compliance Officer.

THE COMPLIANCE OFFICER

We have designated the Company’s Chief Financial Officer as the Compliance Officer for this policy. If you have any questions about this policy, you should contact the Compliance Officer. The Compliance Officer will regularly consult with the Company’s outside securities counsel with respect to transactions and other matters covered by this Supplemental Policy.

ACKNOWLEDGEMENT OF RECEIPT OF

SUPPLEMENTAL POLICY CONCERNING TRADING IN

COMPANY SECURITIES BY CERTAIN DESIGNATED PERSONS

I have received and read the Interlink Electronics, Inc. Supplemental Policy Concerning Trading in Company Securities by Certain Designated Persons (“Supplemental Insider Trading Policy”). I understand the standards and policies contained in the Supplemental Insider Trading Policy and agree to comply with its terms and conditions.

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